UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number: 1-8972

A. Full title and address of the plan, if different from that of the issuer named below :

INDYMAC BANK, F.S.B. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INDYMAC BANCORP, INC.
155 North Lake Avenue
Pasadena, California 91101-7211

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

Filed as a part of this report on Form 11-K are the audited statements of net assets available for benefits of IndyMac Bank, F.S.B. 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the related schedules were prepared in accordance with the financial reporting requirements of ERISA.

(b)	Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IndyMac Bank, F.S.B. 401(k) Plan (Name of Plan)
Date: June 28, 2005	By:	/s/ Scott Keys
	Name:	Scott Keys
	Title:	Executive Vice President, Chief Financial Officer

IndyMac Bank, F.S.B. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	16

Exhibit

Consent of Independent Registered Public Accounting Firm	17
Exhibit 23.1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Employee Benefits Fiduciary Committee
IndyMac Bank, F.S.B. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the IndyMac Bank, F.S.B. 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 24, 2005

IndyMac Bank, F.S.B. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments, at fair value	$73,441,478	$47,924,751
Receivables:
Employer’s contributions	2,949	—
Participants’ contributions	7,361	—

Total receivables	10,310	—

Net assets available for benefits	$73,451,788	$47,924,751

The accompanying notes are an integral part of these statements.

IndyMac Bank, F.S.B. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,741,555	$7,110,259
Dividends	539,157	261,844
Interest on participant notes receivable	82,706	61,933
Other	—	(1,881)

	5,363,418	7,432,155
Contributions:
Participants’	13,110,404	10,650,278
Employer’s	4,391,359	3,679,231
Rollovers	1,402,888	1,131,378

	18,904,651	15,460,887
Assets transfered from the Financial Freedom Plan	6,091,095	—

Total additions	30,359,164	22,893,042

Deductions from net assets attributed to:
Distributions to participants	4,666,579	3,738,500
Administrative expenses	165,548	185,131

Total deductions	4,832,127	3,923,631

Net increase	25,527,037	18,969,411

Net assets available for benefits:
Beginning of year	47,924,751	28,955,340

End of year	$73,451,788	$47,924,751

The accompanying notes are an integral part of these statements.

INDYMAC BANK, F.S.B. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN

IndyMac Bank, F.S.B., a wholly-owned subsidiary of IndyMac Bancorp, Inc. (together, “the Company”) adopted the IndyMac Bank, F.S.B. 401(k) Plan (the “Plan”) for the benefit of the Company’s employees. The Plan was established to provide retirement savings benefits to eligible employees of the Company. Principal Life Insurance Company is the Plan recordkeeper and Principal Trust Company is the Plan custodian. The IndyMac Bank F.S.B. Employee Benefits Fiduciary Committee (the “Fiduciary Committee”) has the responsibility to administer the Plan.

On July 16, 2004, the Company acquired 93.75% of the outstanding common stock of Financial Freedom Holdings Inc. (“FFHI”). In November 2004, subsequent to the acquisition, FFHI merged into its wholly-owned subsidiary, Financial Freedom Senior Funding Corporation (“FFSFC”), with FFSFC as the surviving entity. As a result of this acquisition, the Fiduciary Committee approved the merger of the Financial Freedom Senior Funding Corporation 401(k) Plan (the “Financial Freedom Plan”) into the IndyMac Bank, F.S.B. 401(k) Plan on December 31, 2004. Accordingly, total assets of $6,091,095 in the Financial Freedom Plan were merged into the Plan, and 286 participants from the Financial Freedom Plan were added to the Plan. Assets in the Financial Freedom Plan at December 31, 2004 are listed in the supplemental schedule to this report and were subsequently reinvested in either the investment options of the Plan that are similar to the investment options of the Financial Freedom Plan or the IndyMac Money Market account. Participants employed by FFSFC prior to December 31, 2004 are eligible for employer matching contributions after six months of service. Participants with a hire date after December 31, 2004 must complete twelve months of service to be eligible for employer matching contributions in accordance with the provisions of the Plan. The participant’s service with FFSFC is considered for purposes, including, but not limited to, vesting, under the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

GENERAL

The Plan is a defined contribution plan covering all eligible employees of the Company and provides for retirement, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

For the plan year ended December 31, 2004, participants could contribute up to 40% of annual eligible compensation to a maximum of $13,000 of pre-tax contributions, as defined in the Plan, as compared to 16% of annual compensation to a maximum of $12,000 of pre-tax contributions for the plan year ended December 31, 2003. Effective January 1, 2005, the contribution deferral amount was increased to a maximum of $14,000 on a pre-tax basis for 2005. The Plan also allows eligible participants to contribute catch-up contributions of up to $4,000 for 2005, an increase from $3,000 for 2004 and $2,000 for 2003. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”). The Company may determine, at its discretion, employer matching contributions to be made. During the years ended December 31, 2004 and 2003, the Company matched 75 cents for every dollar contributed by the participant on the first 3% of the annual eligible pay the participant contributed to the Plan and 25 cents for every dollar contributed by the participant on the second 3% of the annual eligible pay contributed to the Plan. Employer matching contributions totaled $4.4 million and $3.7 million for the years ended December 31, 2004 and 2003, respectively. All employer contributions were made in cash.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of Plan earnings are based upon the number of units of the Plan in each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are applied as employer contributions made in advance, and reduce the Company’s future contributions and administrative fees. Participants may transfer funds between any of their investment funds except their Countrywide Financial Corporation common stock fund, from which only transfers out are permitted. There were 4,598 participants with an account balance in the Plan as of December 31, 2004, of which 286 participants were in the merged Financial Freedom Plan.

VESTING

Participants are immediately vested in their contributions plus actual investment returns thereon. Vesting in the Company’s contribution portion of their account plus actual investment returns thereon is based on years of continuous service. A participant vests at the rate of 20% per year until becoming fully vested after 5 years of service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options described below. The investment options of the Financial Freedom Plan are not described below as they have been replaced by the investment options of the Plan subsequent to the plan merger.

IndyMac Money Market Account

Monies are invested in IndyMac Bank top tier money market savings account.

Principal Pooled Separate Accounts

Money Market – Monies are invested in high-quality, short-term commercial paper.

Government Securities – Monies are invested in fixed-income securities for which the principal and interest payments are guaranteed by the U.S. government or related entities.

Large Cap Stock Index – Monies are invested in 500 of the nation’s largest companies – the same ones found in the Standard & Poor’s 500 Stock Index (S&P 500).

Large Company Growth – Monies are invested in stocks of large seasoned companies deemed to have growth potential.

Large Company Value – Monies are invested in stocks of larger companies that are deemed to provide value at the time of purchase.

Mid Cap Stock Index(1) – Monies are invested in stocks found in the 400 Mid Cap Stock Index, an index of 400 commonly traded mid-cap stocks.

Small Cap Stock Index(1) – Monies are primarily invested in stocks found in the Standard & Poor’s 600 Small Cap Index, and index of 600 commonly traded small cap stocks.

Mutual Funds

American Century Small Cap Value Investment(1) – This fund seeks long-term capital growth and normally invests at least 65% of its assets in equity securities of U.S. companies with small market capitalizations.

American Funds Growth Fund of America R3(1) – This fund seeks capital growth and invests primarily in common stocks which the fund management believes are reasonably priced and represent solid long-term investment opportunities.

American Fund EuroPacific Growth R3(2) – This fund seeks long-term capital growth and normally invests at least 80% of its assets in equity securities of issuers domiciled in Europe and the Pacific Basin.

Putnam International Growth A(3) – This fund seeks capital growth and normally invests at least 65% of its assets in equity securities of companies located outside of the United States.

T. Rowe Price Equity-Income(1) – This fund seeks dividend income, and potential for capital appreciation is also considered. The fund invests at least 80% of its assets in income-producing common stocks and may invest up to 25% of its assets in foreign securities.

(1)	This investment option was added on March 31, 2003.

(2)	This investment option was added on December 5, 2003.

(3)	This investment option was terminated on March 1, 2004.

T. Rowe Price Mid-Cap Growth(1) – This fund seeks long-term growth of capital and normally invests at least 80% of its assets in mid-cap common stocks with above-average growth potential. Also, the fund may invest up to 25% of its assets in foreign securities.

T. Rowe Price Science & Technology – This fund seeks long-term capital growth and normally invests at least 65% of its assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances.

Vanguard Growth & Income — This fund seeks a total return greater than that of the S&P 500 index on an annual basis.

Vanguard Explorer(1) – This fund seeks long-term growth of capital and invests primarily in equity securities of small companies with market capitalization less than $1 billion. It may also invest up to 20% of its assets in foreign securities traded in either the United States or in foreign markets.

Vanguard Total Bond Market Index(1) – This fund seeks to replicate the total return of the Lehman Brothers Aggregate Bond index. As such, the fund normally invests at least 80% of its assets in securities listed on the index and attempts to keep its portfolio weightings in line with the weightings of the index.

Vanguard Asset Allocation – This fund seeks total return and allocates assets among common stocks, bonds, and money-market instruments. It varies the asset mix according to the relative attractiveness of the asset classes.

Common Stock

IndyMac Bancorp, Inc. Common Stock – Monies are invested in the common stock of IndyMac Bancorp, Inc.

Countrywide Financial Corporation Common Stock – Monies are invested in the common stock of Countrywide Financial Corporation. The participants of the Plan can no longer contribute to this investment option.

CHANGES IN INVESTMENT OPTIONS

Effective May 14, 2004, the IndyMac Bank Top Tier Money Market Savings Account (the “IndyMac Money Market Account”) was added as a new investment option to replace Principal Money Market Separate Account as the default investment fund. Funds in Principal Money Market Separate Account were automatically transferred to the IndyMac Money Market Account on May 14, 2004. The Principal Money Market Separate Account continues to be an investment option in the Plan.

(1)	This investment option was added on March 31, 2003.

PARTICIPANT NOTES RECEIVABLE

Participants may elect to borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable rate, not in excess of that permitted by law. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On separation from service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution. If the participant has invested in the pooled or mutual funds he or she will receive distributions in cash. If the participant has invested in the IndyMac Bancorp, Inc. or Countrywide Financial Corporation stock, he or she can elect to receive distribution in either cash or shares.

Additionally, the Plan is subject to the annual minimum distribution requirements determined by the Treasury Regulations under Section 401(a)(9) of the Internal Revenue Code.

FORFEITED ACCOUNTS

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $653,842 and $385,404, respectively. These amounts were used to reduce subsequent employer contributions or administrative fees.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value. The value of each pooled separate account is determined at the close of each business day by Principal Life Insurance Company based on market values of the underlying investment securities. Common stocks are valued based upon the stock price at the last reported sales price on the last business day of the plan year. Mutual funds are valued at quoted market prices that represent the net asset values of underlying shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

NOTE 3 — INVESTMENTS

The Plan’s investments are held in a trust fund held by Principal Trust Company except for IndyMac Bancorp, Inc. and Countrywide Financial Corporation common stock held at Bankers Trust Company, NA. The assets in the Financial Freedom Plan are held by Reliance Trust Company at December 31, 2004. The fair values and the rate of returns of the following individual investments at December 31, 2004 and 2003 are as follows:

	December 31, 2004		December 31, 2003
	Fair Value	Return	Fair Value	Return
IndyMac Money Market Account*	$20,311,927	1.15%	$—	N/A
Principal Money Market Fund	240,639	0.87%	15,804,045	0.76%
Principal Government Securities Fund	3,504,958	3.39%	3,354,426	1.68%
Principal Large Cap Stock Index Fund *	4,607,886	10.49%	3,476,314	28.18%
Principal Large Company Growth Fund	2,452,212	9.16%	1,821,181	25.98%
Principal Large Company Value Fund	1,614,938	12.53%	1,027,222	25.50%
Principal Mid-Cap Stock Index Fund (1)	971,329	16.00%	463,971	34.87%
Principal Small Cap Stock Index Fund (1)	1,424,381	22.08%	566,566	38.27%
American Century Small Cap Value Fund (1)	1,343,301	21.81%	472,197	36.10%
American Funds Growth Fund of America R3 (1)	859,702	11.60%	380,685	32.31%
American Funds EuroPacific Growth R3 (2)	2,387,562	19.23%	134,701	32.37%
Putnam International Growth Fund (3)	N/A	N/A	1,508,421	28.14%
T. Rowe Price Equity Income Fund (1)	1,732,026	15.05%	601,351	25.78%
T. Rowe Price Mid Cap Growth Fund (1)	1,638,750	18.39%	651,230	38.21%
T. Rowe Price Science & Technology Fund	2,077,556	1.60%	1,731,561	51.25%
Vanguard Growth & Income Fund *	5,067,861	11.11%	3,368,688	30.15%
Vanguard Explorer Fund (1)	917,383	13.75%	414,535	44.25%
Vanguard Total Bond Market Index Fund (1)	1,355,332	4.24%	726,597	3.98%
Vanguard Asset Allocation Fund	2,124,564	11.09%	1,558,753	26.42%
IndyMac Bancorp, Inc. Common Stock*	9,809,290	19.86%	7,696,681	64.84%
Countrywide Financial Corporation Common Stock	1,173,905	48.02%	884,747	97.41%

*Represents 5% or more of the Plan’s net assets at December 31, 2004.

(1)	This investment option was added on March 31, 2003.

(2)	This investment option was added on December 5, 2003.

(3)	This investment option was terminated on March 1, 2004.

NOTE 3 – INVESTMENTS – Continued

	December 31, 2004		December 31, 2003
	Fair Value	Return	Fair Value	Return
American Funds Cash Management Trust (4)	$208,696	N/A	$—	N/A
American Funds Europacific Fund A (4)	543,166	N/A	—	N/A
American Funds Growth Fund A (4)	734,095	N/A	—	N/A
American Funds Income Fund A (4)	62,124	N/A	—	N/A
American Funds New Prospect A (4)	391,320	N/A	—	N/A
American Funds Wash Mutual A (4)	870,737	N/A	—	N/A
AIM Balanced Funds A (4)	556,551	N/A	—	N/A
Franklin Small Midcap Growth (4)	424,426	N/A	—	N/A
PIMCO NFJ Small Cap Value CL A (4)	450,533	N/A	—	N/A
PIMCO RCM Innovation Fund A (4)	108,609	N/A	—	N/A
PIMCO Total Return A (4)	608,609	N/A	—	N/A
Pioneer Emerging Markets A (4)	264,931	N/A	—	N/A
Templeton Mutual Shares A (4)	334,580	N/A	—	N/A
UBS Stable Value Collective (4)	421,926	N/A	—	N/A

Total(5)	$71,595,805		$46,643,872

(4)	These funds were merged from the Financial Freedom Plan on December 31, 2004. The rate of returns for these investments is not presented as the assets were not in the Plan until December 31, 2004.

(5)	Total investments presented exclude participant notes receivable.

Note 3 – Investments — Continued

During the years ended December 31, 2004 and 2003, the Plan’s investments (including realized and unrealized gains and losses) appreciated (depreciated) in fair value as follows:

	December 31,
	2004	2003
IndyMac money market and Principal pooled separate accounts
IndyMac Money Market Fund	$216,392	$—
Principal Large Cap Stock Index Fund	415,977	692,422
Principal Large Company Growth Fund	200,692	321,265
Principal Large Company Value Fund	165,350	183,274
Principal Money Market Fund	36,164	101,492
Principal Mid-Cap Stock Index Fund	114,912	74,791
Principal Small-Cap Stock Index Fund	203,960	69,059
Principal Government Securities Fund	108,721	49,529
Principal Medium Company Growth Fund	—	(8,887)
Principal Small Company Growth Fund	—	(14,193)

IndyMac money market and Principal pooled separate accounts	1,462,168	1,468,752

Mutual funds
Am Funds Europacific Growth R3 Fund	225,066	3,552
American Century Growth R3 Fund	73,111	42,616
American Century Small Cap Value Fund	186,418	68,816
Invesco Dynamics Fund	—	(5,134)
Putnam International Growth A Fund	79,697	345,009
T Rowe Price Equity Income Fund	169,888	62,847
T Rowe Price Mid-Cap Growth Fund	219,481	60,999
T. Rowe Price Science & Technology Fund	41,679	481,992
Vanguard Asset Allocation Fund	161,800	278,702
Vanguard Total Bond Market Index Fund	(2,983)	(3,593)
Vanguard Explorer Fund	95,300	45,652
Vanguard Growth and Income Fund	410,225	657,204

Mutual funds	1,659,682	2,038,662

Common stock
IndyMac Bancorp, Inc.	1,230,727	3,143,322
Countrywide Financial Corporation	388,978	459,523

Common stock	1,619,705	3,602,845

Net appreciation	$4,741,555	$7,110,259

NOTE 4 – RISKS AND UNCERTAINTIES

     The Plan provides for various investments in pooled separate accounts, mutual funds and common stock. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 6 — TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 12, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated but the issuance of another determination letter was not required. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes the Plan is qualified and the related trust is tax exempt.

NOTE 7 — ADMINISTRATIVE EXPENSES

The Company pays the recordkeeping fees for the Plan. These fees are typically covered by the forfeitures of the Plan. For the plan years ended December 31, 2004 and 2003, these expenses amounted to $165,548 and $185,131, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

Certain Plan investments are units of mutual funds and common/collective trust funds managed by Principal Financial, the trustee of the Plan. Participants also have the option to invest in IndyMac Bank Money Market Savings account and IndyMac Bancorp common stock. These transactions qualify as party-in-interest transactions.

Supplemental Schedule
IndyMac Bank, F.S.B. 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
IndyMac Bank*	Money Market	$20,311,927
Principal Life Insurance Company*	Money Market	240,639
Principal Life Insurance Company*	Government Securities	3,504,958
Principal Life Insurance Company*	Large Cap Stock Index	4,607,886
Principal Life Insurance Company*	Large Company Growth	2,452,212
Principal Life Insurance Company*	Large Company Value	1,614,938
Principal Life Insurance Company*	Mid-Cap Index	971,329
Principal Life Insurance Company*	Small Cap Index	1,424,381
Vanguard Group	Vanguard Growth & Income	5,067,861
Vanguard Group	Vanguard Asset Allocation	2,124,564
Vanguard Group	Vanguard Total Bond Market Index	1,355,332
Vanguard Group	Vanguard Explorer Fund	917,383
T. Rowe Price Funds	T. Rowe Price Science & Technology	2,077,556
T. Rowe Price Funds	T. Rowe Price Mid Cap Growth	1,638,750
T. Rowe Price Funds	T. Rowe Price Equity Income	1,732,026
American Century Investments	American Century Small Cap Value	1,343,301
American Funds	American Funds Growth AM R3	859,702
American Funds	Am Funds EuroPacific Growth R3	2,387,562
IndyMac Bancorp, Inc.*	Common Stock	9,809,290
Countrywide Financial Corporation	Common Stock	1,173,905
Participant Notes Receivable*	Rates range from 6.00% to 11.50%	1,734,881
American Funds Cash Management Trust	Cash	208,696
American Funds	Europacific A	543,166
American Funds	Growth Fund A	734,095
American Funds	Income Fund A	62,124
American Funds	New Perspect A	391,320
American Funds	Wash Mutual A	870,737
AIM	Balanced Funds A	556,551
Franklin	Small Midcap Growth	424,426
PIMCO	NFJ Small Cap Value CL A	450,533
PIMCO	RCM Innovation Fund A	108,609
PIMCO	Total Return A	608,609
Pioneer	Emerging Markets A	264,931
Templeton	Mutual Shares A	334,580
UBS	Stable Value Collective	421,926
Participant Notes Receivable – Financial Freedom*	Rates range from 5.00% to 5.75%	110,792

Total		$73,441,478

*	Party-in-interest